Advisors Asset Management, Inc.
18925 Base Camp Road
Monument, Colorado 80132

February 7, 2019

Securities and Exchange Commission

100 F Street NE

Washington D.C. 20549

Re: Advisors Disciplined Trust 1921 (the “Fund”)

(File No. 333-227586) (CIK# 1741153)

Ladies/Gentlemen:

The undersigned Fund, by Advisors Asset Management, Inc., as the sponsor and depositor of the Fund and of the units covered by the subject Registration Statement, pursuant to the provisions of Rule 461 of the General Rules and Regulations of the Securities and Exchange Commission under the Securities Act of 1933, hereby respectfully requests that the Securities and Exchange Commission consent to the filing of the amendment to the Registration Statement and grant acceleration of the effectiveness of said Registration Statement, as amended, so that the same may become effective as early as practicable today or as soon thereafter as possible.

Very truly yours,

Advisors Disciplined Trust 1921

By: Advisors Asset Management, Inc.

By /s/ ALEX R. MEITZNER
Alex R. Meitzner
Senior Vice President